UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)1

Orezone Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

685921108

(CUSIP Number)

December 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 685921108	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) ACTIS AFRICA FUND 2, L.P.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization English Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 6,859,498
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 6,859,498
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,859,498
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 6.21%
12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 685921108	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Orezone Resources Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Orezone Resources Inc. 290 Picton Street, Suite 201 Ottawa, Ontario Canada K1Z 8P8
Item 2 (a)	Name of Person Filing: Actis Africa Fund 2, L.P.
Item 2 (b)	Address of Principal Business Office or, if none, Residence: Two More London Riverside, London SE1 2JT, England
Item 2 (c)	Citizenship: English
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
685921108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 685921108	13G	Page 4 of 5 Pages

Item 4.	Ownership.
	(a)	Amount beneficially owned:
6,859,498

(b)	Percent of Class:
6.21%

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:
         6,859,498

(ii)    Shared power to vote or direct the vote:
         0

(iii)   Sole power to dispose or to direct the disposition of:
         6,859,498

(iv)    Sole power to dispose or to direct the disposition of:
0
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.
Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 685921108	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 30th day of December, 2004.

20/12/2004 Date /s/ Murray Grant Signature Achtis Capital, LLP, Member Name/Title